EXHIBIT 99.1

Himax Technologies, Inc. Declares Cash Dividend for FY2022

48.0 cents per ADS payable on July 12, 2023

TAINAN, Taiwan – May 11, 2023 – Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, today declared a cash dividend of 48.0 cents per ADS, equivalent to 24.0 cents per ordinary share, for the year of 2022.

The cash dividend will be payable on July 12, 2023 to all the shareholders of record as of June 30, 2023. The ADS book will be closed for issuance and cancellation from June 23, 2023 to June 30, 2023. Typically, Himax pays out its yearly dividend at approximately the middle of its current calendar year based on the Company's previous year financial performance.

“Since our IPO in 2006, we have remained committed to a dividend policy to reward shareholders for their ongoing commitment,” said Mr. Jordan Wu, President and Chief Executive Officer of Himax Technologies, Inc. “Based on our profit of 2022, we are pleased to announce the annual cash dividend of 48.0 cents per ADS, implying a payout ratio of 35.4%. The Company has decided on the relatively low payout ratio in the light of prevailing macroeconomic uncertainty. We are grateful for the continued support of our shareholders as we continue to execute on our business objectives and strive to deliver sustainable long-term growth while maintaining a healthy balance sheet.”

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ: HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, automotive, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, AMOLED ICs, LED driver ICs, power management ICs and LCoS micro-displays for augmented reality (AR) devices and heads-up displays (HUD) for automotive. The Company also offers CMOS image sensors, wafer level optics for AR devices, 3D sensing and ultralow power WiseEyeTM smart image sensing, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical device, home appliance, AIoT, etc. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,200 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan, Germany, and the US. Himax has 2,900 patents granted and 385 patents pending approval worldwide as of March 31, 2023. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially from those described in this conference call include, but are not limited to, the effect of the Covid-19 pandemic on the Company’s business; general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortage in supply of key components; changes in environmental laws and regulations; changes in export license regulated by Export Administration Regulations (EAR); exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2022 filed with the SEC, as may be amended.

Company Contacts:

Eric Li, Chief IR/PR Officer

Himax Technologies, Inc.

Tel: +886-6-505-0880

Fax: +886-2-2314-0877

Email: hx_ir@himax.com.tw

www.himax.com.tw

Karen Tiao, Investor Relations

Himax Technologies, Inc.

Tel: +886-2-2370-3999

Fax: +886-2-2314-0877

Email: hx_ir@himax.com.tw

www.himax.com.tw

Mark Schwalenberg, Director

Investor Relations - US Representative

MZ North America

Tel: +1-312-261-6430

Email: HIMX@mzgroup.us

www.mzgroup.us